Nuveen Securities, LLC

333 West Wacker Drive

Chicago, Illinois 60606

May 31, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 137

File Nos. 333-210656 & 811-08103

Ladies/Gentlemen:

The undersigned, Nuveen Unit Investment Trust, Series 137 (the “Trust”), by Nuveen Securities, LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Commission (the “Commission”) under the Securities Act of 1933, hereby respectfully requests that the Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective by 1 p.m. Eastern time on June 6, 2016, or as soon thereafter as possible.

In connection with the above acceleration request of the effective date of the Registration Statement and the response to the comments of the staff of the Commission regarding the Registration Statement, the Trust acknowledges that:

1. The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4. The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nuveen Unit Investment Trust, Series 137

By: Nuveen Securities, LLC

By:    /s/ John Browning

John Browning

Managing Director